NEWS RELEASE

InNexus Biotechnology Holds Annual General Meeting and

Receives Overwhelming Mandate from Shareholders

BRITISH COLUMBIA, Canada -- 21 March 2008:  InNexus Biotechnology Inc. (OTCBB: IXSBF,  TSX: IXS.V, http://www.ixsbio.com), a drug development company commercializing the next generation of monoclonal antibodies based on its technology, Dynamic Cross Linking (DXL™), reported record shareholder participation in the proxy vote held at its Annual General Meeting of Shareholders (AGM).

The AGM was held on Monday, March 17, 2008 at the Courtyard Marriott on the Mayo Clinic Campus in Scottsdale, Arizona.  A record 22 million votes were cast by proxy and in person at the AGM, of which approximately 98% were cast in favor of the present management team and Board of Directors.

At the meeting, the shareholders re-elected Jeff Morhet, Wade Brooksby, Dr. Leroy Chiao and Laurence Luke to the Board, and Glen Williamson and Dr. Donald Capra were also approved by a vast majority of the votes cast, to form the Company’s Board of Directors for the forthcoming year.

“Twenty-two million votes represents over forty percent of the issued and outstanding shares of InNexus and over sixty-five percent of the active shares”, stated Jeff Morhet, Chairman and CEO.  “We are appreciative of the enormous showing of support by our shareholders for our management and research team.  We look forward to continued success and growth over the upcoming year.”

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of InNexus Biotechnology Inc.

 “Jeff Morhet”
Jeff Morhet

Chairman & CEO

Contacts

InNexus Biotechnology Inc. Jeff Morhet, 480-862-7500 President & Chief Executive Officer jmorhet@ixsbio.com	The Investor Relations Group Christine Berni/Joe Triunfo, 212-825-3210 cberni@investorrelationsgroup.com jtriunfo@investorrelationsgroup.com

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone: 604 696-3604 or Toll Free 1-888-271-0788